NEWS RELEASE

ELD No. 08-05

TSX: ELD  AMEX: EGO

March 17, 2008

Vila Nova Iron Ore Project

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that it has signed a non-binding Memorandum of Understanding (“MOU”) with BHP Billiton regarding the future sale of iron ore from Eldorado’s Vila Nova Iron Ore Project  in Amapa State, Brazil (“the Project”).  We expect to finalize terms of a binding Long Term Supply Agreement (“LTSA”) with BHP Billiton in the next few weeks.

The terms and conditions of the MOU, under which the LTSA will be structured, provide for 100% of the first 3 years of production of lump ore and sinter fines from the Project to be purchased by BHP Billiton, free on board (FOB) Santana Port, Amapa State.

The Project, presently forecasted to have a life of mine (“LOM”) of 9 years, is expected to produce approximately 900,000 dry metric tonnes of lump ore and sinter fines per year.  Eldorado will own 75% of the Project by financing approximately US$39 million of pre-production capital expenditures, including working capital and certain property payments to our Brazilian partner, Mineracao Amapari SA who maintains a 25% interest in the Project.

All permits required to initiate construction have been obtained and site clearing has been completed.  Purchase orders for long lead items such as the crushing and screening plant have been issued.  We expect to initiate mining activities during the fourth quarter of 2008 and begin shipping of lump ore and sinter fines from Santana Port during the first quarter of 2009.

In consideration of the terms of the MOU we have updated the Project’s financial model.  The key assumptions used in the updated model are: (i) an increase of 30% to capital expenditures and operating expenses to primarily account for the appreciation of the Brazilian Real and general increases in materials and construction costs; (ii) increased revenues taking into consideration an average LOM price of US$76 per dry metric tonne of finished product (lump ore and sinter fines), FOB Santana Port, consistent with current iron ore prices, and (iii) truck haul of lump ore and sinter fines from mine site to Santana Public Port.  The updated financial results for Eldorado’s 75% interest in the project are:

Pre production capital expenditure

US$39 million

IRR - after tax

54%

NPV@5% - after tax

US$108 million

Pay back - after tax

1.8 years

Total cash cost

US$39 per dry metric tonne of finished product, FOB Santana Port

Paul N. Wright, President and CEO of Eldorado, commented: “We are gratified to have a commercial partner as reputable as BHP Billiton associated with this Project.  The financial performance of Vila Nova Iron Ore is very robust and will allow us to retain an operational and exploration base in Brazil and South America, where we will continue to look for opportunities in the gold sector.”

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 Paul N. Wright

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com